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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Amendment No. 3)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPSWARE INC.
(Name of Subject Company (Issuer))

HEWLETT-PACKARD COMPANY
ORCA ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68383A 10 1
(CUSIP Number of Class of Securities)

Charles N. Charnas, Esq.
Vice President, Deputy General Counsel and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Paul T. Porrini, Esq. David K. Ritenour, Esq. Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Christopher E. Austin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,706,967,870.19	$52,404

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) the offer price of $14.25 per share multiplied by 105,811,082 shares of common stock, par value $0.001 per share, of Opsware Inc. outstanding as of July 16, 2007 and (ii)(a) 24,618,041 shares of common stock par value $0.001 per share, of Opsware Inc., which were subject to issuance pursuant to the exercise of outstanding options as of July 16, 2007, multiplied by (b) the amount equal to $14.25 minus $6.16 (the weighted average exercise price of such outstanding options as of July 16, 2007).

**
The filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $30.70 for each $1,000,000 of value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$52,404	Filing Party:	Hewlett-Packard Company and Orca Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	August 3, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 to Tender Offer Statement on Schedule TO (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on August 21, 2007, amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed with the SEC on August 3, 2007 and subsequently amended by (i) Orca Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation ("Parent"), and (ii) Parent. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Opsware Inc., a Delaware corporation (the "Company"), at a purchase price of $14.25 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used but not defined herein have the meanings ascribed to those terms in the Schedule TO.

        The information in the Offer to Purchase and in the related Letter of Transmittal is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        "Parent and the Company filed a Notification and Report Form with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission under the HSR Act in connection with the Offer on August 3, 2007. On August 20, 2007, the required waiting period under the HSR Act with respect to the Offer was terminated. The Offer continues to be conditioned upon the other conditions described in Section 15—"Conditions to the Offer" of the Offer to Purchase, including, among other things, (i) the satisfaction of the Minimum Condition, (ii) the expiration of the waiting period under the M&A Regulations in China, which is expected to expire on September 13, 2007, unless terminated earlier or extended, and (iii) the expiration of the waiting period under the Act against Restraints of Competition in Germany, which is expected to expire on September 3, 2007, unless terminated earlier or extended."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEWLETT-PACKARD COMPANY

By:	/s/ CHARLES N. CHARNAS
Name:	Charles N. Charnas
Title:	Vice President, Deputy General Counsel and Assistant Secretary

ORCA ACQUISITION CORPORATION

By:	/s/ CHARLES N. CHARNAS
Name:	Charles N. Charnas
Title:	President and Secretary

Dated: August 21, 2007

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SIGNATURE